Exhibit 99.1

Pharvaris Announces Changes to its Board of Directors

Zug, Switzerland, Dec. 22, 2021 – Pharvaris (Nasdaq: PHVS), a clinical-stage company focused on the development and commercialization of novel oral bradykinin-B2-receptor antagonists for the treatment of hereditary angioedema (HAE) and other bradykinin-B2-receptor-mediated indications, today announced the appointment of Anne Marie de Jonge Schuermans, PhD., to the board of directors with expected confirmation at the company’s 2022 annual general meeting of shareholders. Dr. de Jonge Schuermans will replace Rémi Droller, who has stepped down from the board effective Dec. 22, 2021, to focus on new investments.

“Anne Marie is a tremendous addition to our board,” said David Meeker, M.D., chair of Pharvaris’ board of directors. “She has a proven track record of developing processes and systems in manufacturing operations and overseeing CMC strategies and commercial launches. Her expertise will be invaluable as Pharvaris prepares for commercialization in anticipation of its clinical data read out in the next year from Phase 2 clinical studies in prophylactic and on-demand treatment of HAE. We look forward to working with her as we execute on our plans to bring novel oral therapy options to HAE patients.”

Berndt Modig, co-founder and chief executive officer of Pharvaris, added, “We are thrilled to add Anne Marie’s breadth of experience to our board. We also thank Rémi Droller for his commitment to Pharvaris and the guidance he has provided while serving on our board for the past five years. We appreciate the strategic insight Rémi has provided to Pharvaris from our Series A funding through to today.”

Dr. de Jonge Schuermans is an Executive Committee member and Senior Vice President at Swedish Orphan Biovitrum (Sobi) where she is responsible for all Technical Operations encompassing CMC development, manufacturing, sourcing, supply chain and quality for a broad range of commercial and development products in rare diseases. Prior to joining Sobi, she held roles as VP Global Manufacturing Operations and VP Global Supply Chain Operations & Partnerships at Biogen. Before that she spent almost 15 years in Novartis in various technical roles. Throughout her career she has built up experience in biotech, pharma, medical device, and consumer health for a wide range of technologies in multiple territories and regulations.

About Pharvaris

Pharvaris is a clinical-stage company focused on bringing oral bradykinin-B2-receptor antagonists to patients. By targeting this clinically proven therapeutic target with novel small molecules, the Pharvaris team is advancing new alternatives to injected therapies for all sub-types of HAE and other bradykinin-mediated diseases. The Company brings together executives with a breadth of expertise across pharmaceutical development and rare disorders, including HAE. For more information, visit https://pharvaris.com/.

Forward-Looking Statements

This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: the expected timing, progress, or success of our clinical development programs, especially for PHVS416 and PHVS719, which are in early-stage clinical trials; risks associated with the COVID-19 pandemic, which may adversely impact our business, preclinical studies, and clinical trials; the timing of regulatory approvals; the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weakness in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting; and the other factors described under the heading “Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the Securities and Exchange Commission.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contacts

Pharvaris

Maryann Cimino

Director of Corporate Relations

+1-617-710-7305

maryann.cimino@pharvaris.com

Investors

Sarah McCabe

sarah.mccabe@sternir.com

+1-212-362-1200

Media

Maggie Beller, Russo Partners, LLC

maggie.beller@russopartnersllc.com

+1-646-942-5631